Exhibit 99.1

Hello everyone,

My name is Grace Harlow and I’m an appraiser here at Masterworks. We are excited to present a new painting by the well-known contemporary Japanese artist, Yayoi Kusama.

In 2022, the Hirshhorn Museum in Washington D.C. mounted a survey of the artist’s work titled “One with Eternity,” which opened in April and ran through the end of November. And recently, the French fashion house Louis Vuitton unveiled “CREATING INFINITY: THE WORLDS OF LOUIS VUITTON AND YAYOI KUSAMA,” their latest collaboration with the artist on display at their flagship stores around the world.

In 2021, Kusama’s total auction turnover was nearly $180 million, ranking her tenth amongst all artists and making her the most successful female artist in the world in terms of annual auction turnover.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 430 examples of Kusama’s work from around the world, with a number of works priced in excess of $5 million.

The current offering was executed in 2018 and is a quintessential example from Kusama’s iconic “Infinity-Nets” series. Kusama began to paint repetitive and meditative white nets soon after she moved to New York in 1958. Their compositions have no central focus point and instead consist of intricate, looping brushstrokes that represent the concept of infinity.

As of February 2023, white “Infinity Nets” executed since 2000, which are similar in scale to the Painting, have achieved prices in excess of $2.6 million at auction. “Infinity Nets (OXTERAL)” (2008) sold for just under $3.3 million at Christie’s, Hong Kong in November of 2022, “Infinity-Nets (KYKEY)” (2017) sold for $3 million at Sotheby’s, London in March of 2022 and “Infinity nets (T Owe)” (2006) sold for $2.6 million at Christie’s, Hong Kong in May of 2021.

Between May 2006 and November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 21.6%. Between October 1992 and September 2022, the record auction price for Kusama’s works has grown at a compound annualized rate of 25.4%.